UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Interim Judicial Managers Appointed)

(Translation of registrant’s name into English)

c/o Quantuma (Singapore) Pte Ltd

137 Amoy Street, 02-03 Far East Square

049965

Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting results from the Annual General Meeting of November 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited (Interim Judicial Managers Appointed)

Date: December 14, 2022	By:	/s/ Luke Anthony Furler
	Name:	Luke Anthony Furler
	Title:	Joint and Several Interim Judicial Manager